UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 19, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F              x                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

Incorporation by Reference

The information contained in this Report on Form 6-K, including the information contained in Exhibit No. 3 but excluding the information set forth in Exhibits No. 1 and No. 2, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

Unaudited Statutory Net Profit for the December 2018 Quarter

On February 18, 2019, Westpac announced that unaudited statutory net profit for the December quarter 2018 was $1.95 billion. This compares to the quarterly average of Second Half 2018 of statutory net profit of $1.95 billion.

Recent Developments

The Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry, which we refer to as the Royal Commission, was established on December 14, 2017 and investigated (amongst other things) whether any conduct, practices, behaviors or business activities engaged in by financial services entities amounted to potential misconduct, or fell below community standards and expectations. The Royal Commission provided its final report, including its recommendations, to the Australian Government on February 1, 2019. The Australian Government publicly released the report after close of market in Australia on February 4, 2019.

The Royal Commission’s inquiries have made public instances where Westpac Banking Group and its controlled entities, which we refer to as the Group, or entities or persons associated with the Group engaged in potential misconduct or failed to meet community standards and expectations. The Royal Commission’s Terms of Reference were broad and enabled the Royal Commission to investigate potential misconduct in a wide range of areas. The public hearings of the Royal Commission examined consumer lending practices, the provision of financial advice, business lending to small and medium enterprises, experiences with financial entities in regional and remote communities, superannuation and insurance, as well as policy issues related to these matters. The final report of the Royal Commission set out its recommendations regarding banking (including consumer lending), financial advice, superannuation, insurance, risk management practices, culture, governance and remuneration, regulators and other matters. The public hearings, submissions, evidence, findings and recommendations of the Royal Commission, have had, and are likely to continue to have, an adverse impact on the Group’s reputation and potentially the financial performance of the business. The Federal Government has responded to the final report, stating that it is taking action on all 76 recommendations. The opposition Labor Party has expressed in principle support for all 76 recommendations. It is expected that it will take some time to implement all of the recommendations.  The Royal Commission’s findings may lead to regulators commencing investigations and/or enforcement action against the Group. The Group may also be exposed to an increased risk of litigation involving third parties (including class action proceedings) in connection with matters raised publicly at the Royal Commission.

In addition, the findings and recommendations made by the Royal Commission may result in regulators altering their existing policies and practices (including increasing their expectations for entities that they regulate). Depending on the nature of any changes to Australia’s legal framework and/or the policies and practices of regulators which might be prompted by the Royal Commission, there may be an adverse effect on our business, prospects, financial performance or financial condition. In addition, when implemented, the recommendations of the final report may result in increased compliance costs and may have an adverse impact on the Group’s business, prospects, financial performance and financial condition.

Additionally, following the release of the final report of the Royal Commission, it is likely that credit rating agencies may review the credit ratings assigned to the Group and may revise credit ratings or credit rating outlooks. For more information on risks relating to our credit ratings, see ‘‘Risk Factors—Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets’’ in our Annual Report on Form 20-F for the year ended September 30, 2018.

The Royal Commission may also lead to increased political or regulatory scrutiny of the financial industry in New Zealand.

Index to Exhibits

Exhibit No.	Description

1	ASX Release: Westpac 1Q19 Update and Pillar 3 Report
2	1Q19 Capital, Funding and Credit Quality Update
3	December 2018 Pillar 3 Report: Incorporating the requirements of APS330

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: February 19, 2019	By: /s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat